UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Friedman Industries, Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

358435105

(CUSIP Number)

Milton C. Ault, III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358435105

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 328,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 358435105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”) on May 14, 2021, as amended on May 21, 2021 and May 28, 2021 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 3, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of Ault Global Holdings, Inc. (“AGH”), a Delaware corporation (the “Reporting Person”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of AGH. To the best of each Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(d)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       AGH is incorporated under the laws of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by AGH as reported on the Schedule 13D were purchased with working capital in open market purchases. AGH expended an aggregate of $3,773,825.30 for the purchase of the Shares.

The Shares traded by AGH as reported on this Amendment No. 3 reduced AGH’s aggregate expenditures by $1,510,549.05. Consequently, as of the date of this Amendment No. 3, AGH has expended an aggregate of $2,263,276.25 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 6,905,849 Shares outstanding, which is the total number of Shares outstanding as of February 16, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2021.

CUSIP No. 358435105

AGH

(a)	As of the close of business on June 28, 2021, AGH beneficially owned 328,000 Shares.

Percentage: Approximately 4.75%

(b)	1. Sole power to vote or direct vote: 328,000
2. Shared power to vote or direct vote: None
3. Sole power to dispose or direct the disposition: 328,000
4. Shared power to dispose or direct the disposition: None

(c)	AGH has not entered into any transactions in the Shares during the past sixty days except for the open market transactions conducted by its wholly-owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly-owned subsidiary of AGH, engaged in the following transactions in the Shares since May 28, 2021:

Date	Transaction	Quantity	Weighted Average Price
6-1-21	Sold	500	$13.89
6-2-21	Purchase	200	$13.28
6-3-21	Sold	2,200	$13.58
6-4-21	Sold	500	$14.10
6-7-21	Sold	1,500	$14.09
6-9-21	Sold	3,000	$13.95
6-11-21	Sold	2,000	$10.76
6-16-21	Sold	1,000	$14.05
6-18-21	Purchase	2,000	$13.39
6-21-21	Purchase	1,500	$13.84
6-24-21	Sold	62,000	$15.05
6-24-21	Purchase	500	$14.60
6-25-21	Sold	52,797	$15.23
6-25-21	Purchase	9,797	$14.62
6-28-21	Purchase	12,000	$14.03

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Effective as of the close of business on June 28, 2021, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 358435105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    June 29, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault, III
Milton C. Ault, III Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David Katzoff
David Katzoff Manager

CUSIP No. 358435105

SCHEDULE A

Directors and Officers of Ault Global Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Vice Chairman	Chief Executive Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry Nisser President, General Counsel and Director	President and General Counsel of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 100 Park Avenue, 16th Floor Suite 1658A, New York, NY 10017	Sweden
Howard Ash Independent Director	Chairman of Claridge Management	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jodi Brichan Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel
Kenneth Cragun Chief Financial Officer	Chief Financial Officer of Ault Global Holdings, Inc.	c/o Ault Global Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA